UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Multi-Housing Income REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00195

Delaware	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, TX	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

i

Part II

The Company and its Affiliates

Multi-Housing Income REIT, LLC, is a Delaware limited liability company formed to invest in real property, which we refer to as the “Company” or by words like “we” or “us”. We were originally formed as a Maryland corporation, but on March 18, 2022, we completed our reorganization to become a Delaware limited liability company.

Under Delaware law, the ownership interests of a limited liability company are referred to as “limited liability company interests.” Under the Company’s LLC Agreement, the limited liability company interests in the Company are referred to as “Common Shares” and the owners are referred to as “Members.”

When the Company was a Maryland corporation it had one class of stock issued and outstanding: voting common stock. When the Company converted into a Delaware limited liability company in 2022, each outstanding share of voting common stock was converted into one Common Share.

The Company has engaged the services of Casoro Investment Advisory Firm, LLC, a Texas limited liability company, which we refer to as our “Manager”. Our Manager is owned by Casoro Capital Partners, LLC.

Casoro Capital Partners, LLC is a Texas limited liability company, which we refer to as our “Sponsor”. Our Sponsor is a real estate investment firm that creates discretionary funds suitable for high net worth individuals. Our Sponsor is owned by Casoro Capital, LLC, which is in turn owned by Monte K. Lee-Wen, our CEO,, whom we refer to as the “Principal”.

Mr. Lee-Wen also owns 100% of Casoro Group LLC, a real estate investment company that we refer to as “Casoro Group,” and is its Chairman.

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy capital;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	risks associated with geographic and asset class markets where we may have – or end up having – a high concentration of investments;

●	risks associated with ownership of real estate in general, and residential properties in particular;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain residents or re-lease space;

●	defaults on or non-renewal of leases by residents;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	decreased rental rates or increased vacancy rates;

●	difficulties in identifying properties, and consummating real estate acquisitions, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real estate property tax rates;

●	our failure to qualify as a REIT;

●	our failure to successfully implement a liquidity transaction, including listing our limited liability company interests on a securities exchange;

●	loss of key personnel;

●	risks associated with breaches of our data security;

●	exposure to litigation or other claims;

●	legislative or regulatory changes impacting our business or our assets;

●	changes in business conditions and the market value of our assets, including changes in interest rates, market rents, resident defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

●	our ability to access sources of liquidity when we have the need to fund redemptions of our limited liability company interests in excess of the proceeds from the sales of limited liability company interests in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act, the Investment Company Act and other laws; and

●	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described in our Offering Circular under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Overview

The Company was formed to invest in and manage a portfolio of real estate properties. We expect to acquire a diversified portfolio of primarily multi-housing properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio by investment risk with the goal of attaining a portfolio of real estate assets that provide attractive cash yields paid as dividends to our Members with the potential for capital appreciation.

Regulation A Offering

The Company conducted an initial offering to the public of shares of its common stock pursuant Regulation A on May 4, 2018 (the “Prior Offering”). The Prior Offering was terminated on December 3, 2021. After converting to a Delaware limited liability company, the Company conducted an offering to the public its limited liability company interests pursuant Regulation A (the “Offering”) and an Offering Circular dated July 15, 2022 (the “Offering Circular”). The Offering was qualified by the SEC on July 22, 2022. The Offering Circular and supporting documents, as well as the documents related to the Prior Offering, are available by contacting the Company. The Company sold 609,841 of its limited liability company interests in the Offering and Prior Offering. We refer to the purchasers of limited liability company interests as “Investors.”

Investment Objectives and Strategy

We were formed to invest in and manage a portfolio of real estate properties. Our investment objectives are capital appreciation through growth in the value of our properties, and income from cash flow that can be paid as dividends to our investors. Our investment strategies center on multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (existing and new development projects). We are using the proceeds of the Offering to source, acquire, develop, manage, operate, selectively leverage, and sell a diversified portfolio of primarily residential properties. Our Manager looks to leverage its financial expertise and operational experience in acquiring and repositioning multi-housing properties with upside potential within the continental U.S. We are targeting mid-single digit cap rates with an IRR of 10 - 15%. The expected typical holding period is between 4 to 7 years. We do not expect to invest more than 50% of our assets in any one property.

Our strategies include the following:

●	Core Plus Strategy – Focused on quality multi-housing properties with quality residents in primary and secondary markets with an opportunity to increase net operating income.

●	Value Add Strategy – Focused on increasing occupancy and net operating income on multi-housing properties through renovations and repositioning of the property.

●	Opportunistic Strategy – Finding opportunities to participate in multi-housing new development, distressed sales and/or bankruptcy auctions.

We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio’s investment risk with the goal of attaining a portfolio of real estate assets that provides attractive cash yields to our Members with the potential for capital appreciation. Insofar as consistent with the REIT statutory restrictions, we may invest, to a limited extent, in other assets, including asset-backed and mortgage-backed obligations; loans; credit paper; accounts and notes receivable and payable held by trade or other creditors; trade acceptances; contract and other claims; executory contracts; participations obligations of the United States or any state thereof, foreign governments and instrumentalities of any of them; commercial paper; certificates of deposit; bankers’ acceptances; trust receipts; and any other obligations and instruments or evidences of indebtedness. We may selectively leverage any and all of our acquired properties. The number of mortgages which may be placed on any one property is capped at three.

We may invest in private issuances of equity or debt securities of public companies; and in a loan, security or other full recourse obligations for which the business of the related obligor is significantly related to real estate. We may offer our own securities or the securities of our affiliates, alone or in combination with cash or other assets in exchange for real estate and related investments.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). While the REIT met qualifications in January 2022, we have continued to file as a “C” corporation for tax purposes as of December 31, 2023.

Our office is located at 9050 N. Capital of Texas Highway, Suite 320, Austin, TX 78759. Our telephone number is: 512-872-2898. Information regarding our company is also available on our website at www.upsideavenue.com.

Information contained on or accessible through, our website is not incorporated by reference into and does not constitute a part of this Annual Report or any other report or documents we file with or furnish to the SEC.

Prior to acquiring an asset, our Manager committee will perform an individual analysis of the asset to determine whether it meets our investment guidelines.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. We may choose to invest in an asset that does not meet all of the stated objectives. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our Members, and our investment guidelines may be revised from time to time.

Any or all of the investments, investment strategies and activities described here may be pursued by the REIT directly, by the Manager or Sponsor or by other affiliated or third-party investment managers, if any, engaged by the Sponsor to manage REIT capital.

REIT Status

We were formed with the intention of qualifying as a real estate investment trust, or “REIT,” under section 856 of the Internal Revenue Code. Since inception we have operated our business in accordance with the requirements for REITs and will continue to do so. However, we did not qualify as a REIT until January 2, 2022, because the ownership of the corporation was more concentrated than the applicable tax rules required. After conversion to a limited liability company, the Company has elected to be treated as a “C” corporation for tax purposes. Hence, it remains eligible to be treated as a REIT.

Because the Company, while operating as a corporation, has realized tax losses since inception, the choice to not elect as a REIT has not caused any harm to date.

Opportunity and Market Overview

Investing with us offers investors the opportunity to gain exposure to high-quality real estate investments with lower fees and higher returns relative to public non-traded REITs.

Lack of Allocation Requirements

Nothing in our charter, organizational documents or otherwise provides for restrictions or limitations on the percentage of our investments that must be (i) in a given geographic area, (ii) of a particular type of real estate, or (iii) acquired utilizing a particular method of financing. The board of directors may change our targeted investments and investment guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise.

Risk Management

We will seek to manage risk through monitoring and analysis by the Manager of our portfolio. Although the Manager may commit a large portion of the REIT’s capital to one or more specific real estate assets, the Manager will also seek to mitigate risk through portfolio diversification.

Borrowing and Leverage Policy

We may utilize leverage in our investment program when the Manager considers it appropriate, including to acquire portfolio investments. Additionally, we may incur indebtedness: (i) to pay expenses of the REIT, (ii) to purchase the shares of any withdrawing Member, (iii) to finance improvements to a portfolio investment and (iv) to otherwise protect any portfolio investment or other asset as determined by the Manager in its sole discretion.

Currently, the REIT’s investment guidelines limit the use of leverage based on net asset value. The use of leverage may, in certain circumstances, increase the adverse impact to which the REIT’s investment portfolio may be subject. Our Manager may from time to time modify our leverage policy in its discretion.

Liquidity Event

Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our Members.

Our redemption plan provides an opportunity for you to have your Common Shares redeemed, subject to certain restrictions and limitations.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. This can be particularly problematic for us in an environment such as the one we currently face with inflated property values that favor buyers with greater access to liquidity and financial resources. However, we believe the market may soon face a significant correction as forbearance programs and foreclosure moratoriums imposed as a response to COVID-19 are lifted and new properties come onto the market, which may lower property values.

In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted.

Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on October 17, 2017. As of December 31, 2023, the Company had invested a total of $4,641,569 in 7 separate real estate project investment, six of which are invested in multi-family projects, and one is invested in a land development project:

Name of Project	Amount of Investment	Nature of Investment
The Quinn at Westchase	$2,000,000	Equity
Water Ridge Apartments	530,570	Equity
Capitol on 28th	210,000	Equity
Newport Apartments	115,000	Equity
Lookout at Comanche Hill Apartments	587,441	Equity
The Jax Apartments	670,238	Equity
CG Sunset Land, LLC	528,320	Equity
Total	$4,641,569

For the 12-month period ending December 31, 2023, we had a net loss of ($352,713).

As of December 31, 2023, we had cash balances, including cash equivalents, of $1,625 and the book value of our assets was $4,641,569.

During the period from January 1, 2023, through December 31, 2023, the Company received the following distributions from these projects:

Name of Project	Distribution Amount	Percent of Distribution
Newport Apartments	$2,387	2.95%
Capitol on 28th	15,210	18.79%
Water Ridge Apartments	9,394	11.61%
Lookout at Comanche Hill Apartments	52,297	64.61%
Chronos Portfolio	1,658	2.05%
Total	$80,946	100%

During the period from January 1, 2023, through December 31, 2023 (the “Operating Period”), the Company did not make any cash distributions to our Members. We are not aware of matters that have had an impact on reported operations that are not expected to have an impact on future operations.

Material Changes in Financial Line Items from 2022 to 2023

On the Balance Sheet,

●	Asset management fees payable increased due to accruing asset management fees for 2023.

●	Decrease in redemptions payable of $61,014 due to investors redeeming shares in 2023, with a balance at year-end of $0 in redemptions payable.

On the Income Statement,

●	Net Income decreased by $212,881 for 2023 due to reduced interest and distribution income, and recognition of organizational costs, such as marketing and professional fees in 023.

Liquidity and Capital Resources

●	The Company is seeking to raise up to $75,000,000 of capital in the Offering by selling its limited liability company interests to Investors.

●	We will obtain the capital required to purchase new investments from the proceeds of the Offering and any future offerings we may conduct.

●	Further, we will have certain fixed operating expenses, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds reduce our net income and limit our ability to pay dividends.

●	In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

●	The Company had no material commitments for capital expenditures as of December 31, 2023, and during Q1 2024 the REIT had capital commitments to Houston Flats, JV. Capital expenditures required by the individual real estate projects are raised during the initial acquisition of the property. Generally, no further capital is required from the Company during the operations and enhancement of each real estate project. Trend Information

●	Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as (1) balancing levels of fixed and floating rate debt (2) refinancing our outstanding debt when we believe doing so is advantageous to our Members and (3) exploring opportunities to divest where accretive to returns.

●	The current interest rate environment is also providing a challenge for many would-be homeowners, thus contributing toward stable demand for apartment homes. Rising single family home prices coupled with higher interest rates is believed to support demand and potential future rent growth in multifamily housing.

●	Due to the high interest rate environment, investment capital has become highly selective, driving a market-wide reduction in transaction volume and declining property values.

●	Our initial strategy had been to invest in real estate assets other than multifamily, however, the onset of the COVID-19 pandemic disrupted those markets, and we have elected to focus on multifamily investments.

●	In markets where there is a slight excess of new supply, we expect to see short-term reduction of rents and/or occupancy. Given that demand for housing continues to be strong, we expect this excess to be absorbed and for rent growth to accelerate as very few new deliveries are projected for 2025-2026.

●	While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward.

Among these reasons:

●	According to Federal Reserve data during the fourth quarter of 2024, as it specifically pertains to our largest two markets where our investments are located:

●	San Antonio unemployment rate dropped from 3.7% to 3.6% over the last 12 months

●	Jobs in San Antonio increased by 2.9% YoY, compared to 1.8% nationally

●	San Antonio population grew by 1.5% YoY, compared to 0.5% nationally

●	Dallas/Fort Worth (DFW) unemployment rate dropped from 3.7% to 3.6% over the last 12 months

●	Jobs in DFW increased by 2.4% YoY, compared to 1.8% nationally

●	DFW population grew by 1.7% YoY, compared to 0.5% nationally

●	In 2023, Texas added more jobs to its economy than any other state in the country.

●	Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 3. Directors and Officers

Management Team

Full Name	Position(s)	Employed By	Duration of Employment	Hours Per Week for Issuer
Monte Lee-Wen	Chief Executive Officer	Casoro Group	Indefinite	40+
Nalie Lee-Wen	Chief Financial Officer	Casoro Group	At will	40+
Mehul Chavada	Chief Investment Officer	Casoro Group	At will	40+
Lea Allen	Controller	Casoro Group	At will	40+

Monte K. Lee-Wen

CEO

As CEO, Monte is responsible for the overall leadership, growth, and business development. Monte Wen is a Principal of the Manager and an owner of the Sponsor. Monte has executed over $600 million in transactions, acquiring, managing, and repositioning commercial property across the United States. He is the Chairman of Casoro Group, LLC, a multi-housing real estate investment company which merged with The PPA Group in 2019. Casoro Group is headquartered in Austin, Texas and also serves as a holding company for Casoro Group family of companies. He has a unique investment philosophy which involves evaluating and taking advantage of opportunities where superior risk-adjusted returns can be realized.

Through founding The PPA Group, Monte has been able to combine his investment experience and philosophy with the creative talent required to renovate and reposition properties. Monte brings an extensive knowledge in property assessment and transaction due diligence. He has created a standardized internal analysis system to effectively evaluate investment properties which has enabled Casoro Group to streamline the process of acquiring profitable real estate investments.

In 2008, Monte formed a subsidiary company called PPA Real Estate Management (“REM”) to serve as the property management company for The PPA Group’s real estate holdings and to conduct third-party fee management business. REM currently manages a diverse portfolio of multi-housing properties. Monte takes pride in investing not only in properties, but also in the communities and families that reside at the company’s properties.

Monte is a seasoned entrepreneur having started and run several companies:

●	CLEAR Property Management, LLC - January 2008

●	United Equity Ventures, LLC - 2009

●	Ingenium Construction Company, LLC - November 2011

●	Performance Utility Management & Billing, LLC - February 2013

●	Casoro Capital, LLC - May 2015

His networking and speaking skills have propelled the company forward very quickly. He is actively involved in board positions and guidance committees of many private and public initiatives nationwide. During the last five years, Monte has held Board/Committee positions on the following organizations:

●	Athletes for Change - a Glenn Heights, Texas organization focused on guiding and mentoring kids through interactions and relationships with professional athletes

●	Thinkery - a children’s museum located in Austin, Texas

●	IronShore Properties, LLC - a commercial real estate investment company.

Nalie Lee-Wen

Chief Financial Officer

As CFO, Nalie Lee-Wen heads Casoro Group’s internal finance department. She specializes in developing profitable relationships with capital partners and coordinating seamless transactions during the funding and closing phase of Casoro’s acquisitions.

Nalie oversees the team of accounting professionals for Casoro Group and its family of companies, including CLEAR Property Management. Her experience in commercial financing and lender relationships contributes significant value to the company’s operational management. She also plays a pivotal role in the asset management and property management departments.

Starting as a family office alongside Monte Lee-Wen, they have grown Casoro Group into a vertically integrated owner / operator and private equity investor on behalf of institutions. The company serves as a holding company for the Casoro Group family of companies, including CLEAR Property Management, Performance Utilities and Billing, Ingenium Construction, and Upside Avenue, a public non-traded multifamily REIT.

Prior to founding the company, Nalie served as the Chief Executive Officer of a commercial real estate funding group. Nalie has more than 10 years of experience in real estate financing, asset management, and portfolio management. Her strong background in real estate and finance has afforded Nalie with a singular talent for anticipating potential problems and creating effective solutions that stop asset acquisitions issues in their tracks — before they can derail a deal.

Nalie’s high level of expertise in working with state and local governments, surveyors, vendors, lenders, and legal professionals further empowers her to resolve title issues and move acquisitions over the finish line.

Nalie currently sits on the board of Casoro Group Education Foundation.

Mehul Chavada

Chief Investment Officer

Mehul is responsible for strategizing and executing the firm’s growth strategy in investing in real assets that meet or exceed performance thresholds. Mehul specializes in identifying and acquiring multifamily investments throughout the United States for Casoro Group’s institutional, family office, and high-net-worth clients, as well as its discretionary non-traded multifamily income REIT, Upside Avenue.

With more than 15 years of commercial transaction experience, Mehul brings deep expertise in the acquisition and asset management of multiple asset types, including multifamily, student housing, industrial, office, and retail. Mehul has also built close relationships with some of the world’s largest sovereign wealth funds, pension funds and family offices. Most recently, he was Head of Investments at Nitya Capital in Houston, a firm with over $2.5 billion of assets under management in multifamily, office and retail assets. Previously, as Director – Fund Management at Hines, one of the largest privately held global real estate investors and managers, he managed several funds including opportunistic, value-added and sustainable income fund strategies. Prior to joining Hines, Mehul led a real estate development business which focused on residential and mixed-use projects. He has contributed to the investment and development of more than 17 million square feet of commercial real estate across Americas, Europe and Asia. At Casoro Group, Mehul plays a crucial role in developing the firm’s market presence, uncovering profitable opportunities, leading the underwriting, structuring, negotiation, and closing of new acquisitions. Mehul also oversees the company’s equity and debt capital raising activities.

He holds a M.S. in Civil Engineering from Virginia Tech, and an M.S. in Real Estate from Massachusetts Institute of Technology. Mehul is also an adjunct professor teaching Real Estate Private Equity at Rice University’s Jones Graduate School of Business.

Lea Allen

Controller

Lea Allen serves as the Corporate Controller for Upside Avenue where she is responsible for all accounting matters related to corporate, property asset management and fund level functions. With over a decade of experience in the field, Lea provides expertise in accounting and strong knowledge of financial reporting.

Prior to joining Casoro Group, Lea served as Controller for Secured Investment Corp, a top peer to peer real estate lending company and private equity fund manager. During this time, Lea was responsible for leading the accounting and reporting functions for the corporate family of companies as well as for the private equity funds managed by the company. Her tenure at Secured Investment Corp spanned from 2012 through 2021 where she held multiple accounting positions. During her time there she worked on both funds they had since inception, totaling in millions of loans originated and hundreds of SFR assets purchases and fixed. Her private equity fund experience spans both Regulation D and Regulation A+ funds and her investment fund experience includes a portfolio of first trust deeds (mortgages) and single-family residences.

Lea holds a BBA in Accountancy from Gonzaga University.

Legal Proceedings

Neither the Company itself, the Manager, the Sponsor, or any of their respective employees, officers, directors, managers, or members is currently engaged in any material legal proceedings.

Neither the Company itself, the Manager, the Sponsor, or any of their respective employees, officers, directors, managers, or members is, to the knowledge of the Company, currently the subject of any investigation or proceedings by any governmental authorities.

Our Manager

The Company will follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this Annual Report unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our Members.

Our Manager performs its duties and responsibilities pursuant to our management agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Management Agreement

We have entered into a management agreement with our Manager, pursuant to which it provides the day-to-day management of our operations. The management agreement requires our Manager to manage our business affairs in conformity with the investment guidelines and policies that are approved and monitored by our board of directors. Our Manager’s role as manager is under the supervision and direction of our board of directors.

Term and Termination of Management Agreement

The management agreement may be amended or modified by agreement between us and our Manager. The initial term of the management agreement expires on the third anniversary of the effective date of the agreement and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated as described below. Our board of directors will review our Manager’s performance and the management fee annually and, following the initial term, the asset management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our directors, based upon (a) unsatisfactory performance that is materially detrimental to us taken as a whole, or (b) our determination that the management fee payable to our Manager is not fair, subject to our Manager’s right to prevent such termination due to unfair fees by accepting a reduction of the management fee agreed to by at least two-thirds of our directors. We must provide 180 days’ prior notice of any such termination. During the initial three-year term of the management agreement, we may not terminate the management agreement except for cause.

We may also terminate the management agreement at any time, including during the initial term, with 30 days’ prior written notice from our board of directors for cause, which is defined as:

●	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

●	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

●	any change of control of our Manager which our Independent Representative determines is materially detrimental to us taken as a whole;

●	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, the management agreement shall not be terminable; in addition, if our Manager (or such affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of our Manager’s actual knowledge of its commission or omission, our Manager (or such affiliate) will have a total of 180 days in which to cure such damage before the management agreement shall become terminable; or

●	the dissolution of our Manager.

Our Manager may assign the agreement in its entirety or delegate certain of its duties under the management agreement to any of its affiliates without the approval of our board of directors so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Investment Advisers Act.

Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. Our Manager may decline to renew the management agreement by providing us with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us specifying such default and requesting the same be remedied in 30 days, our Manager may terminate the management agreement upon 60 days’ written notice.

We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Responsibilities of Manager

The responsibilities of our Manager include the following:

Investment Advisory, Origination and Acquisition Services

●	approve and oversee our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of multi-housing rental properties and development projects, including commercial real estate equity, commercial real estate loans, and other real estate-related assets;

●	adopt and periodically review our investment guidelines;

●	structure the terms and conditions of our acquisitions, sales and joint ventures;

●	enter into leases and service contracts for the properties and other investments;

●	approve and oversee our debt financing strategies;

●	approve joint ventures, limited partnerships and other such relationships with third parties;

●	approve any potential liquidity transaction;

●	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

●	oversee and conduct the due diligence process related to prospective investments;

●	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed investments; and

Offering Services

●	the development of our Regulation A Offering, including the determination of its specific terms;

●	preparation and approval of all marketing materials to be used by us relating to the Offering;

●	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

●	creation and implementation of various technology and electronic communication related to our initial Offering; and

●	all other services related to the Offering

Asset Management Services

●	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our management agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our management agreement;

●	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

●	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

●	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

●	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●	arrange for third-party service providers to assist with administrative services and legal services;

●	provide or arrange for office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

●	provide or arrange for financial and operational planning services and portfolio management functions;

●	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

●	maintain all appropriate company books and records;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide us with all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to Members;

●	evaluate and obtain adequate insurance coverage based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Member Services

●	determine our distribution policy and authorizing distributions from time to time;

●	approve amounts available for redemptions of our Common Shares;

●	manage communications with our Members, including answering phone calls, preparing and sending written and electronic reports and other communications; and

●	establish technology infrastructure to assist in providing Member support and services.

Financing Services

●	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

●	negotiate terms of, arrange and execute financing agreements;

●	manage relationships between us and our lenders, if any; and

●	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

●	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

●	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Financial Reporting and Investor Relations

●	Our Manager intends to distribute financial reports on a quarterly basis disclosing major financial transactions and performance.

Executive Officers of Manager

Name	Age	Position	Term of Office
Mehul Chavada	40	Chief Investment Officer	From January 2023
Monte K. Lee-Wen	47	Chief Executive Officer; Principal	From October 2017; CEO from December 2022
Nalie Lee-Wen	47	Chief Financial Officer	From Oct 2017
Lea Allen	36	Controller, Accounting	From February 2022

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Support Agreement

Our Manager has entered into a support agreement with our Sponsor. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties in exchange for a fee paid by the Manager representing our Manager’s allocable cost for these services. Under the support agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that the REIT is required to reimburse / pay to our Manager under the management agreement (including reimbursement of the organizational and offering expenses, and payment of the asset management fee). Such payments would be made indirectly by the REIT to the Manager and directly by the Manager to the Sponsor.

Investment Committee of Manager

The investment committee of our Manager is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by: (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit and (3) overseeing the investment activities of certain of our subsidiaries. The investment committee will consist of three members, each of whom will be appointed by our Manager, who will serve until such time as such investment committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The initial investment committee will be comprised of Mr. Yung and Mr. Lee-Wen. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative (defined below) will be required to approve the transaction. See “Conflicts of Interest and Related Party Transactions-Certain Conflict Resolution Measures-Our Policies Relating to Conflicts of Interest”. The investment committee may request information from third parties in making its recommendations.

Management Compensation

We do not expect to maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager to manage our day-to-day operations.

Our Manager and its affiliates will receive the fees and expense reimbursements described in the chart below. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our limited liability company interests.

Stage	Description	Determination of Amount	Actual or Estimate Amount
Organization and Offering	Reimbursement of Organization and Offering Expenses	The Company is responsible to pay or reimburse the Sponsor for organizational and offering costs in an amount not to exceed 3% of the gross proceeds of the offering, which if the maximum offering is raised would equal up to $2,250,000 to the Sponsor.	$172,904 since inception.
Acquisition of Investments	Reimbursement of Acquisition Expenses	The Company will reimburse the Manager and/or Sponsor for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the investment is actually acquired.	None
Operations	Asset Management Fee	2% of the net asset value of the Company per year, paid at the rate of 0.5% per quarter.	$389,316 since inception.
	Reimbursement of Fees	The Company will reimburse the Manager and/or Sponsor for out-of-pocket expenses paid to third parties in connection with providing services to the Company.	None
Liquidation	Disposition Fees	2% of total equity value at sale	None

Item 4. Interest of Management and Others in Certain Transactions

The Company has engaged the Manager to perform certain services, as discussed in “Management – Management Agreement.”

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

●	Our Sponsor’s real estate professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this offering circular, one privately offered real estate fund that may have similar investment criteria to our own. It is possible that this fund could compete with us for investment opportunities.

●	Our Sponsor’s real estate professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved, including, potentially, additional private or publicly offered investment funds.

●	The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type which are normally conducted between unaffiliated parties.

Allocation of Investment Opportunities

We rely on our Sponsor’s executive officers and key real estate professionals who act on behalf of our Manager to identify suitable investments. Our Sponsor has in the past established and sponsored closed-end private equity real estate funds, and in the future, expects to establish and sponsor additional closed-end private equity real estate funds and additional REIT offerings, as well as other potential investment vehicles (including open-end funds and separate accounts). The existing closed-end private equity real estate funds do, and any future investment vehicles may, have investment criteria similar to ours. If a sale, investment or other business opportunity would be suitable for more than one investment vehicle sponsored by our Sponsor, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Manager’s investment committee may determine to be relevant. The factors that our Sponsor’s real estate professionals could consider when determining the particular investment vehicle for which an investment opportunity would be the most suitable include the following:

●	the investment objectives and criteria of our Sponsor’s various investment vehicles;

●	the cash requirements of our Sponsor’s various investment vehicles;

●	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;

●	the policy of our Sponsor’s various investment vehicles relating to leverage;

●	the anticipated cash flow of the asset to be acquired;

●	the income tax effects of the purchase on our Sponsor’s various investment vehicles;

●	the size of the investment; and

●	the amount of funds available to our Sponsor’s various investment vehicles.

Competition for Potential Investors by Affiliates of the Sponsor

The Casoro Capital Real Estate Fund I, LP and the Casoro Group could compete with us for potential investors, although both of these entities impose different criteria with regard to investor eligibility than we do. There may be sufficient overlap between investment programs that all of our affiliates compete for certain investors. The limited partnership interests offered by the Casoro Capital Real Estate Fund I, LP are available only to accredited investors. However, it is possible that the private Fund could compete with us for some investor capital.

Allocation of Sponsor’s and Affiliates’ Time

We rely on our Sponsor’s key real estate professionals who act on behalf of our Manager, including Mr. Lee-Wen, for the day-to-day operation of our business. Mr. Lee-Wen is also a managing member of our Sponsor. As a result of their interests in other affiliates of our Sponsor, including the Casoro Group and the Casoro Capital Real Estate Fund I, LP, their obligations to other investors, and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Mr. Lee-Wen will face conflicts of interest in allocating their time among us, our Manager and other affiliates of our Sponsor and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the affiliates of our Sponsor for which they work.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Our Manager’s officers and directors and the key real estate and debt finance professionals of our sponsor performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

●	Casoro Capital Partners, our sponsor;

●	Casoro Investment Advisory Firm, our Manager;

●	Casoro Group

●	The Casoro Capital Real Estate Fund I, LP

As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates will receive an asset management fee from us, which fee has not been negotiated at arm’s length with an unaffiliated third party. This fee could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and directors and the key real estate professionals of our Sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

●	the continuation, renewal or enforcement of provisions in our management agreement involving our Manager and its affiliates, or the support agreement between our Manager and our Sponsor;

●	public offerings of equity by us, which will likely entitle our Manager to an increase in the asset management fee;

●	acquisitions of investments from other Sponsor entities, which might entitle affiliates of our Manager or Sponsor to profit participations or to fees in connection with services for the seller;

●	whether and when we seek to list our limited liability company interests on a stock exchange or other trading market;

●	whether we seek Member approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate professionals of our Sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our Sponsor;

●	whether and when we seek to sell the company or its assets; and

●	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution” in the Offering Circular.

Item 5. Security Ownership of Management and Certain Security Holders

The Company has outstanding only one class of interests: limited liability company interests. The following chart reflects the ownership of certain persons and groups of persons as of December 31, 2023, per the following categories:

●	All executive officers and principals as a group;

●	Individual officers or principals owning more than 10% of the Common Shares; and

●	Anyone else owning more than 10% of the Common Shares.

Name and Address	Number of Shares	Percent of Total
Executive Officers and Principals as a Group	201,198	32.06%
Monte K. Lee-Wen 9050 North Capital of Texas Highway Suite 320 Austin, Texas 78759	200,000	31.87%

As of December 31, 2023, the Company had invested in the following entities in which the Sponsor, the Manager, and/or the Principals have an interest:

Name of Entity	Amount of Company’s Investment	General Partner/Manager	General Partner/Manager’s Relationship to Company
Houston Flats JV, LLC (Quinn at Westchase)	$2,000,000	CG Quinn Partners LP, by WFOF Investors GP LLC	PPA Group is the sole member of the General Partner. The Principals are the owners of WFOF Investors GP LLC.
CG Sunset Land, LLC	528,320	Casoro Group, LLC	Casoro Group, LLC is the sole member of the General Partner. The Principals are the owners of Casoro Group, LLC
PPA Water Ridge LP (Water Ridge Apartments)	530,570	PPA-LRE Water Ridge GP LLC	PPA Group is the sole member of the General Partner. The Principals are the owners of Casoro Capital Partners, LLC.
Casoro Capital on 28th, LP	210,000	Casoro Capital Partners, LLC	Casoro Capital LLC is the sole member of Casoro Capital Partners LLC. The Principals are the owners of Casoro Capital Partners, LLC.
Newport Apartments LP	115,000	Newport Apartments GP LLC	PPA Group is the sole member of the General Partner. The Principals are the owners of Newport Apartments GP LLC.
Casoro LACH LP (Lookout at Comanche Hill Apartments)	587,441	LACH JV GP LLC	CGGP Management, LLC is the sole member of the Co-General Partner. The Principals are the owners of CGGP Management, LLC.
Casoro Jax, L.P. (The Jax Apartments)	199,510	CGGP Management, LLC	Casoro Group is the sole member of the General Partner. The Principals are the owners of CGGP Management, LLC.
CG Jax Investors LP (The Jax Apartments)	470,728	CGGP Management, LLC	Casoro Group is the sole member of the General Partner. The Principals are the owners of CGGP Management, LLC.

Item 6. Other Information

Changes to Directors and Officers

Chirag Hathiramani, formerly the Chief Investment Officer, departed the Company on January 11, 2023. He was replaced by Mehul Chavada on January 17, 2023.

Item 7. Financial Statements

Multi-Housing Income REIT, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Multi-Housing Income REIT, LLC

Independent Auditor’s Report

To the Board of Directors
Multi-Housing Income REIT, LLC

Opinion

We have audited the financial statements of Multi-Housing Income REIT, LLC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Multi-Housing Income REIT, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Multi-Housing Income REIT, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Multi-Housing Income REIT, LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Multi-Housing Income REIT, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Multi-Housing Income REIT, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ CohnReznick, LLP

New York, New York

September 3, 2024

Multi-Housing Income REIT, LLC

BALANCE SHEETS

As of December 31, 2023 and 2022

	2023	2022
Assets
Cash and cash equivalents	$1,625	$55,689
Real estate investments, at cost	2,325,000	2,325,000
Real estate investments, equity method	2,316,569	2,429,447
Deferred offering costs, net	-	27,032
Deferred tax asset	-	25,765
Other assets	35,844	9,628
Total Assets	$4,679,038	$4,872,561

Liabilities and Shareholders’ Equity
Liabilities
Asset management fee payable	$425,111	$355,639
Due to affiliate	6,547	6,547
Accrued expenses	13,140	10,249
Redemption payable	-	61,014
Distribution payable	3,500	7,093
Deferred tax liability	466	-
Total Liabilities	448,764	440,542

Commitments	-	-

Shareholders’ Equity

Common shares, $0.001 per share; 10,000,000 shares authorized; 625,607 and 609,841 shares issued and outstanding at December 31, 2023 and 2022, respectively	626	610
Additional paid-in capital	4,645,374	4,494,422
Accumulated deficit	(415,726)	(63,013)
Total Shareholders’ Equity	4,230,274	4,432,019
Total Liabilities and Shareholders’ Equity	$4,679,038	$4,872,561

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31, 2023 and 2022

	2023	2022
Revenue:
Interest and distribution income	$19,254	$28,395
Equity in (losses) earnings from equity method investees	(51,187)	20,901
Redemption fee income	46	716
Total Revenue	(31,887)	50,012
Expenses:
Asset management fee	89,471	90,319
Marketing costs	53,216	-
Professional fees	114,222	114,696
General and administrative expenses	30,316	36,394
Other expenses	7,370	4,626
Total Expenses	294,595	246,035

Pre-tax loss	(326,482)	(196,023)

Income tax (expense) benefit	(26,231)	56,191

Net loss	$(352,713)	$(139,832)

Net loss per basic and diluted common share	$(0.56)	$(0.23)
Weighted average common shares outstanding	624,662	609,128

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, LLC

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2023 and 2022

	Common Shares		Additional Paid-in	Earnings (Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit)	Equity
Balance as of December 31, 2021	614,001	$614	$4,682,468	$76,819	$4,759,901
Proceeds from issuance of common shares	14,998	17	169,314	-	169,331
Re-Investments of common shares	1,381	2	15,595	-	15,597
Redemptions of common shares	(20,539)	(23)	(231,858)	-	(231,881)
Distributions declared on common shares	-	-	(80,000)	-	(80,000)
Amortization of deferred offering costs	-	-	(61,097)	-	(61,097)
Net loss	-	-	-	(139,832)	(139,832)
Balance as of December 31, 2022	609,841	610	4,494,422	(63,013)	4,432,019
Proceeds from issuance of common shares, net	15,766	16	150,952	-	150,968
Net loss	-	-	-	(352,713)	(352,713)
Balance as of December 31, 2023	625,607	$626	$4,645,374	$(415,726)	$4,230,274

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, LLC

STATEMENTS OF CASH FLOW

For the years ended December 31, 2023 and 2022

	2023	2022
OPERATING ACTIVITIES
Net loss	$(352,713)	$(139,832)
Adjustments to reconcile net loss to net cash used in operating activities:
(Loss) income from investment in unconsolidated equity method investees	51,187	(20,901)
Net change in deferred taxes	26,231	(56,191)
Net change in other assets	15	23,190
Net change in asset management fee payable	69,472	90,319
Net change in accrued expenses	2,891	(137,375)
Net change in deferred revenue	-	(670)
Net Cash Used in Operating Activities	(202,917)	(241,460)
INVESTING ACTIVITIES
Investment in equity method investees	-	(534,500)
Distributions and return of capital from equity method investees,inclusive of distribution income receivable, net	35,460	217,844
Net Cash Provided by (Used in) Investing Activites	35,460	(316,656)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock,inclusive of subscriptions in advance, net	178,000	169,331
Payment of redemptions, inclusive of redemptions payable, net	(61,014)	(218,904)
Payment of deferred offering costs	-	(88,129)
Payment of cash distributions, inclusive of distribution payable, net	(3,593)	(83,521)
Net Cash Provided by (Used in) Financing Activities	113,393	(221,223)
Net Change in Cash and Cash Equivalents	(54,064)	(779,339)
Cash and cash equivalents, beginning of year	55,689	835,028
Cash and cash equivalents, end of year	$1,625	$55,689

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

Note 1 – Organization and nature of operations

Multi-Housing Income REIT, Inc. was formed as a Maryland corporation on October 17, 2017 to invest in and manage a diversified portfolio of multifamily properties located in target markets within the continental U.S. in the areas of student housing, multi-housing, conventional apartments and senior living. On March 1, 2022, the Company converted from a Maryland corporation to a Delaware limited liability company. The name of the Company was also changed from Multi-Housing Income REIT, Inc. to Multi-Housing Income REIT, LLC (the “Company”). The Company has elected to continue to be treated as a corporation for federal and state tax purposes. The Company is externally managed by Casoro Investment Advisory Firm, LLC (“Manager”), which is an affiliate of the sponsor, Casoro Capital Partners, LP (“Sponsor”). The Manager and Sponsor are each wholly owned subsidiaries of Casoro Capital, LLC.

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

Pursuant to the Form 1-A filed with the SEC with respect to the offering (the “Offering”) of up to $50,000,000 in common shares, the initial purchase price for all shares was $10.00 per share as of December 31, 2021. The Offering was declared to be qualified by the SEC on June 18, 2018. The Offering expired during 2021. As of December 31, 2023 and 2022, the Company issued 625,607 and 609,841 shares respectively.

The company filed with the SEC a second offering of up to $75,000,000 in common shares, the initial purchase price for the second offering shares was $11.29 per share as of December 31, 2022. The Offering was declared to be qualified by the SEC on July 22, 2022.

The Company commenced substantial operations on November 30, 2018, when the minimum capital raise of $3,000,000 was reached.

The Company offered a Distribution Reinvestment Plan to shareholders. By opting into the Distribution Reinvestment Plan, shareholders are authorizing the Company to automatically reinvest any distributions that the shareholders receive from the Company into additional shares of the Common Stock, and to issue additional shares of Common Stock to the shareholders based on the then current price per share of the Common Stock.

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates:

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

Cash and cash equivalents:

Cash and cash equivalents consist of demand deposits held at federally insured financial institutions. At times, amounts held at these financial institutions, may exceed the amount insured by the Federal Deposit Insurance Corporation. To date the Company has not experienced any losses on cash.

Commercial real estate investments:

The majority of the Company’s investments are limited partnership interests of entities that own commercial real estate. Therefore, the Company carries the value of these investments at cost, until there is an event that would require adjustment to the value, such as a return of capital in the form of a distribution. There are five investments that exceed 10% of the net asset value of the entity, Casoro JAX LP, Casoro LACH LP, PPA Water Ridge, LP, CG Jax Investors, LP, and CG Sunset Land LLC. Because these investments exceed 10% of the net asset value of the entity, the Company has accounted for these investments using the equity method reflecting equity in gains (losses) of the investee to the Company of $(51,187) and $20,901, which is represented on the statements of operations for the years ended December 31, 2023 and 2022.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We analyze for impairment using various valuation techniques, including, but not limited to, analyzing the asset’s current performance, assessed values, and the joint venture’s projected discounted cash flows.

The combined balance sheets for the unconsolidated joint ventures, as of December 31, 2023 and 2022, are as follows (unaudited):

	December 31, 2023	December 31, 2022
Assets
Commercial real estate property, net	$104,517,949	$104,566,555
Cash and restricted cash	3,210,676	4,868,792
Tenant and other receivables, related party receivables, and deferred rents receivable	682,334	411,697
Deferred costs	3,507,092	3,646,969
Total assets	$111,918,051	$113,494,013

Liabilities and equity
Mortgages and other loans payable, net	$83,065,084	$82,654,864
Other liabilities	3,395,668	3,823,624
Equity	25,457,299	27,015,525
Total liabilities and equity	$111,918,051	$113,494,013

Company’s investments in unconsolidated joint ventures	$2,316,569	$2,429,447

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

The combined statements of operations for the unconsolidated joint ventures, for the years ended December 31, 2023 and 2022 are as follows (unaudited):

	Year Ended December 31,
	2023	2022

Total revenues	$13,965,581	$11,802,730

Operating expenses	5,787,750	4,693,900
Real estate taxes	2,283,190	2,780,446
Interest expense	4,354,478	2,814,922
Depreciation and amortization expense	3,168,932	2,582,441
Total expenses	$15,594,350	$12,871,709

Net loss	$(1,628,769)	$(1,068,979)

Company’s share of net income (loss) from unconsolidated joint ventures	$(51,187)	$20,901

Income taxes:

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. Once qualified as a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. As of December 31, 2023, the Company has not made an election to be taxed as a REIT and thus is subject to corporate income taxes.

The Company’s deferred tax assets and liabilities consisted of the following at December 31, 2023 and 2022:

	2023	2022

Basis differential of investments in partnerships	$(429,084)	$(401,077)
Deferred offering costs	1,260	1,400
Net operating loss carryforwards	491,148	425,442
Valuation allowance	(63,324)	-
	$-	$25,765

	2023	2022

Net loss at federal statutory rate of 21%	$(68,645)	$(56,191)
Temporary and permanent book/tax differences	31,552	-
Change in valuation allowance	63,324	-
	$26,231	$(56,191)

The temporary differences that give rise to deferred income tax assets relate primarily to net operating losses generated by the Company. The amount of tax expense differs from the amount of expense that would result from applying the statutory rates to pre-tax income primarily due to certain nondeductible expenses.

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

The Company has no uncertain tax positions, as defined by US GAAP, as of December 31, 2023 and 2022.

At December 31, 2023 and 2022, the Company has net operating loss carryforwards of $2,378,629 and $2,025,916 respectively.

Organization and offering costs:

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to shareholders’ equity. The deferred offering costs will be charged against the gross proceeds of the offering when received or written off in the event that the offering is not successfully completed. Organization and offering costs of the Company are initially being paid by the Manager and/or affiliates on behalf of the Company. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of

$3,000,000. As of December 31, 2023 and 2022, the Company had $548,080 and $548,080, respectively, in offering costs of which $0 and $27,032 has been deferred and $548,080 and $521,048 has been amortized.

Advertising:

The Company expenses the costs of advertising materials as they are incurred.

Note 3 – Going Concern

As shown in the accompanying financial statements for the year ended December 31, 2023, the Company incurred a net loss of $352,713 and net cash used in operating activities was $202,116. Those factors and uncertainties with respect to the Company’s ability to generate sufficient cash flows to fund its operations create substantial doubt about the Company’s ability to continue as a going concern.

In the first quarter of 2024, the Casoro on 28th investment sold for a 2.31x gain, the REIT received a total of $421,825, of that $210,000 being a return of capital. In the second quarter of 2024, the Water Ridge investment sold for a 1.61x gain. The REIT received $387,227 in first installment, and anticipating the second distribution from the sale of approximately $289,000 in the fourth quarter, of those amounts $400,000 being a return of capital. Management is seeking qualification with the SEC for a third round of fund raising in the third quarter of 2024. This will provide immediate cashflows to invest in both operations and future projects. During this time, the Manager has paused redemptions and deferred payments of the asset management fee, to support our operations. Thus, management believes that it will have the liquidity to fund its operations and meet its obligations as they become due for at least the 12-month period beginning on September 3, 2024.

Note 4 – Investments in Real Estate Related Assets

All investments in real estate related assets have been made with entities in which the Sponsor, Manager, and/or principals have an interest.

The following tables present the Company’s investments in real estate assets as of December 31, 2023 and December 31, 2022.

As of December 31, 2023
Investment	Carrying Value	Ownership by Percentage
Jax Apartments	670,238	4.72%
Lookout at Comanche Hill Apartments	587,441	13.91%
Water Ridge Apartments	530,570	3.53%
CG Sunset Land LLC	528,320	33.00%
	$2,316,569
Newport Apartments	115,000	2.21%
Capitol on 28th	210,000	6.76%
The Quinn at Westchase	2,000,000	N/A
	$2,325,000

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

As of December 31, 2022
Investment	Carrying Value	Ownership by Percentage
Jax Apartments	761,038	4.72%
Lookout at Comanche Hill Apartments	596,926	13.91%
Water Ridge Apartments	540,000	3.53%
CG Sunset Land LLC	531,483	33.00%
	$2,429,447
Newport Apartments	115,000	2.21%
Capitol on 28th	210,000	6.76%
The Quinn at Westchase	2,000,000	N/A
	$2,325,000

Note 5 – Related party transactions

Expense Reimbursements

During the year ended December 31, 2019, an affiliate of the Company paid for certain costs of the Company. The amounts that have not been repaid are included in due to affiliate in the accompanying balance sheets. The amounts will be repaid with offering proceeds when received, to the extent they don’t exceed three percent (3%) of the offering proceeds received at the time of repayment. The amount outstanding at December 31, 2023 and 2022 was $6,547 and $6,547, respectively.

Asset Management Fee

In consideration for the Manager’s services to the Company, the Company is responsible to pay the Manager a quarterly Asset Management Fee equal to 0.5% (2% annualized), paid quarterly to the Manager based upon the quarter end NAV of the Company. During the years ended December 31, 2023 and 2022, the Company was charged $89,471 and $90,319 respectively, which is included in the statements of operations. As of December 31, 2023 and 2022, there is $425,111 and $355,639 respectively, outstanding.

Note 6 – Equity

The Company is authorized to issue up to 10,000,000 shares of common stock, with $0.001 par value. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors. The Shareholder Redemption Plan may provide an opportunity for shareholders to redeem their shares of common stock. Under this plan, shares may not be redeemed until the first anniversary of the date shares were purchased. Redemption of shares of common stock will be made annually upon written request at least 15 days prior to the end of the applicable year. Redemption of shares redeemed during any calendar year is limited to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time to support our operations, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

Note 7 – Economic Dependency

Under various agreements, the Company has engaged or will engage Casoro Capital, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Casoro Capital, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services. The Company has deferred payments for these services to Casoro Capital, LLC for the foreseeable future.

Note 8 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that the Company currently assesses as being significant to us.

Note 9 – Concentrations

Concentrations of credit risk

The Company maintains its cash accounts with financial institutions. At times, these balances may exceed the federal insurance limits; however, the Company has not experienced any losses with respect to its bank balances in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to these balances at December 31, 2023.

Geographic concentration

As of December 31, 2023, the Company’s investments in real estate operate in Texas. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

Note 10 – Administration Agreement

The Company has entered into an administration agreement with Juniper Square Administration Services to provide accounting and administrative functions to the REIT which is effective through August 20, 2021, and the company is currently in the process of extending the agreement. The administration fees charged to the Company during the years ended December 31, 2023 and 2022, were $30,000 and $35,870 respectively, which are included in the general and administrative expenses in the statements of operations for 2023 and 2022. There was a one time set up fee of $20,000 set up fee charged for Juniper Square Administration Services. As of December 31, 2023 and 2022, $7,500 and $7,500, respectively, was due to Juniper Square Administration Services, and is included in accrued expenses in the balance sheets. The agreement provides for quarterly minimum fees that are the greater of $7,500 or a basis point charge based on the tiered fees listed in the agreement. As of each quarter in 2023, the minimum fee was higher than the basis point fee.

Multi-Housing Income REIT, LLC

Notes to Financial Statements

December 31, 2023 and 2022

Note 11 – Executive officers

As of the date of the filing of this Annual report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Mehul Chavada	40	Chief Investment Officer
Monte K. Lee-Wen	47	Chief Executive Office; Principal
Lea Allen	36	Controller, Accounting
Nalie Lee-Wen	47	Chief Financial Officer

Note 12 – Subsequent events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 3, 2024 (the date the financial statements were available to be issued) and determined that the Company did not have any material subsequent events that are required to be disclosed in the notes to the financial statements except as noted below.

On February 15, 2024, the Casoro Capital on 28th asset sold producing a 2.31x gain, the REIT received a total of $421,825, of that $210,000 being a return of capital. With a portion of the proceeds from that sale, the Company made an additional investment in Houston Flats JV totaling $347,356 on February 29, 2024.

On June 12, 2024, the Water Ridge Apartments asset sold producing a 1.61x gain, the REIT received $387,227 in first installment, and anticipating the second distribution from the sale of approximately $289,000 in the fourth quarter, of those amounts $400,000 being a return of capital. With a portion of the proceeds from that sale, the Company made an additional investment in Houston Flats JV totaling $375,745 on July 3, 2024.

Exhibits

Exhibit 1A-2A*	Maryland Articles of Incorporation; Bylaws
Exhibit 1A-2B*	Delaware Certificate of Formation and Certificate of Conversion
Exhibit 1A-2C*	Maryland Articles of Conversion
Exhibit 1A-2D*	Limited Liability Company Agreement
Exhibit 1A-4*	Form of Investment Agreement
Exhibit 1A-6A*	Management Agreement

*	Filed previously

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 3, 2024.

MULTI-HOUSING INCOME REIT, LLC

By:	Casoro Capital Partners, LLC

By	/s/ Monte Lee-Wen
Monte Lee-Wen, Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Monte Lee-Wen
Monte Lee-Wen, Chief Executive Officer
September 3, 2024

/s/ Nalie Lee-Wen
Nalie Lee-Wen, Chief Financial Officer
September 3, 2024